Mail Stop 4561

October 19, 2009

John Whittle, Vice President and General Counsel
Fortinet, Inc.
1090 Kifer Road
Sunnyvale, CA 94086

>   **Re: Fortinet, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 13, 2009**
>   **File No. 333-161190**

Dear Mr. Whittle:

        We have the following comments on your revised filing and response letter filed on October 13, 2009. Please be advised that we are continuing to review the revised filing and response letter and expect to provide additional comments on these documents under separate cover, but we are providing the following comments in the interim to solicit information to assist us in our continued review. Unless otherwise indicated, references to prior comments refer to those contained in our comment letter dated October 6, 2009.

General

1.   We note your responses to prior comments 1 through 4 with respect to the unregistered offers and sales of securities pertaining to certain stock options during periods when Fortinet was not in compliance with Section 12(g) under the Exchange Act. We note also that you have requested confidential treatment pursuant to Rule 83 for all or portions of certain of these responses. Please help us to understand better the information provided in these responses, and to reconcile it with information contained in the financial statements and the Item 15 disclosure in your registration statement.

      In this regard, your disclosures in Note 11 to the consolidated financial statements indicate that the company granted to its employees options to purchase 4,388,000 and 600,000 shares of common stock during the years ended December 31, 2006, and 2007, respectively. Please provide us with a breakdown of the 4,388,000 options granted during fiscal 2006 between (a) those granted from December 31, 2006, through April 30, 2006 (before the "Applicable Period," as defined in your response letter dated October 13, 2009), and (b) those granted from May 1, 2006 through December 31, 2006. Further, with respect to the options granted from

May 1, 2006, through December 31, 2006, along with the 600,000 options granted in fiscal 2007, please provide the following in <u>tabular</u> format. You may provide any explanatory information as footnotes to the table.

- Please provide a breakdown of such grants based on the exemptions and/or other theories you relied upon for offers and sales with respect to each group of grants.
- Within each subset of grants, tell us (a) the dates the grants were made, (b) the number of grantees and their relationship to the company, (c) the number of options granted, and (d) the exercise price for each grant. (In this regard, please ensure that the total number of options set forth in the subsets presented in the table equals the total number of options granted to employees between May 1, 2006 and December 31, 2007.)
- We note that the table on page F-26 indicates that there were option forfeitures during the Applicable Period. If any of the options granted during the Applicable Period were also forfeited during this same period, then please indicate as such and tell us the reason for the forfeiture.

2.   Similarly, for the 134,000 options granted to non-employees during fiscal 2006 (as indicated on page F-28), provide a breakdown of (a) those granted before the Applicable Period, and (b) those granted from May 1, 2006 through December 31, 2006. For those options granted from May 1, 2006 through December 31, 2006, please provide the following in tabular format:

- A breakdown of such grants based on the exemptions or other theories you relied upon for offers and sales with respect to each group of grants; and
- Within each subset of grants, tell us (a) the dates the grants were made, (b) the number of grantees and their relationship to the company, (c) the number of options granted, and (d) the exercise price for each grant.

3.   To the extent that there were any other stock options issued during the Applicable Period not covered by the above two comments, please provide the information as requested above for such grants.

4.   We note your response to prior comment 4 and your risk factor disclosure on page 31 relating to securities that may be subject to potential rescission rights. Please provide a breakdown of the options granted and shares of common stock issued that you believe could be subject to rescission rights in tabular format, indicating the following:

- the date of grant or issuance;
- the number of such options granted and shares issued;
- the relationship of the holder of such options or shares to company;
- the exercise and/or issuance price for each; and
- the reasons you believe these options and shares may be subject to potential rescission rights.

***

You may contact Jason Niethamer at (202) 551-3855 or me at (202) 551-3499 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Kathleen Collins
Branch Chief - Accounting

cc: Via Facsimile (650) 493-6811
        Larry W. Sonsini
        Carmen Chang
        John A. Fore
        Scott Anthony
        Wilson Sonsini Goodrich & Rosati, P.C.